Mail Stop 3561

March 3, 2010

Donald C. Wayne
Senior Vice President and General Counsel
Exterran GP LLC
16666 Northchase Drive
Houston, Texas 77060

> **Re: Exterran Partners, L.P.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed February 23, 2010**
> **File No. 333-164258**

Dear Mr. Wayne:

We have reviewed your letter dated February 22, 2010 in response to our comment letter dated February 4, 2010 and your revised filing, and we have the following comments. Again, we have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Where You Can Find More Information, page 1

1. Please update this section to incorporate by reference your Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

Plan of Distribution, page 63

2. Please revise the disclosure here to state, as you do elsewhere in your prospectus in response to prior comment one of our letter dated February 4, 2010, that the selling unitholder is an underwriter, as opposed to "may be deemed" one.

Selling Unitholder, page 65

3. We note your response to comment four of our letter dated February 4, 2010. Please revise to disclose the extent to which Exterran Holdings is able to influence the selection of members of management of the partnership.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3725 with any questions regarding these comments.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Douglas E. McWilliams, Vinson & Elkins L.L.P.
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